FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

2.	Date of Material Change

February 23, 2016

3.	News Release

A news release disclosing the material change was issued through Marketwired on February 24, 2016.

4.	Summary of Material Change

On February 23, 2016, the Board of Directors (“Board”) of Encana Corporation (“Encana”) declared a dividend of US$0.015 per share payable on March 31, 2016 to common shareholders of record as of March 15, 2016, which is a reduction to Encana’s previous quarterly dividend of US$0.07 per share.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

On February 23, 2016, Encana’s Board declared a dividend of US$0.015 per share payable on March 31, 2016 to common shareholders of record as of March 15, 2016. In 2014 and 2015, Encana paid a quarterly dividend of US$0.07 per share (US$0.28 per share annually). The declaration and payment of future dividends, if any, is at the discretion of the Board.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Joanne L. Alexander, Executive Vice-President, General Counsel & Corporate Secretary by telephone at (403) 645-2000.

9.	Date of Report

February 24, 2016